SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 14/15

Copel Distribuição’s captive market grows by 0.6% in 9M15

Copel Distribuição

    Captive Market

Copel Distribuição’s electricity sales to the captive market totaled 18,032 GWh in 9M15, 0.6% up on 9M14. The following table shows captive market trends by consumption segment:

	Number of Customers					Energy sold (GWh)
	Sep-15	Sep-14	Var. %	3Q15	3Q14	Var. %	9M15	9M14	Var. %
Residential	3.501.313	3.415.335	2,5	1.656	1.753	(5,5)	5.239	5.425	(3,4)
Industrial	89.551	91.366	(2,0)	1.754	1.749	0,3	5.172	5.037	2,7
Commercial	373.827	356.322	4,9	1.308	1.290	1,4	4.159	4.030	3,2
Rural	369.905	372.612	(0,7)	505	495	2,1	1.708	1.681	1,6
Other	57.174	56.289	1,6	586	583	0,5	1.754	1.759	(0,3)
Captive Market	4.391.770	4.291.924	2,3	5.809	5.870	(1,0)	18.032	17.932	0,6

The residential segment consumed 5,239 GWh in 9M15, 3.4% down, reflection the unfavorable macroeconomic environment, the tariff adjustments, which have led to the rational use of electricity, and the high 2014 comparison base due to the high temperatures recorded earlier that year. At the end of Setember 2015, this segment accounted for 29.1% of Copel’s captive market, totaling 3,501,313 residential customers.

Consumption from the industrial segment grew by 2.7% to 5,172 GWh, due to the good performance of the sectors food, paper and pulp, and chemicals. At the end of the period, this segment represented 28.7% of Copel’s captive market, with the Company supplying power to 89,551 industrial customers.

The commercial segment consumed 4,159 GWh between January and September 2015, 3.2% up year on year, due to the 4.9% increase in the number of clients, partially offset by lower average consumption, as a result of lower temperatures at the beginning of 2015. At the end of September 2015, this segment represented 23.1% of Copel’s captive market, with the Company supplying power to 373,827 commercial customers.

The rural segment consumed 1,708 GWh, growing by 1.6% in 9M15, mainly due to the sustained excellent performance of agribusiness in the State of Paraná. At the end of September 2015 this segment represented 9.4% of Copel’s captive market, with the Company supplying power to 369,905 rural customers.

Consumption from other segments (public agencies, public lighting, public services and own consumption) presented a slight decrease compared to the same period in 2014 totaling 1,754 GWh. These segments jointly accounted for 9.7% of Copel’s captive market, totaling 57,174 customers at the end of the period.

*	Amounts subject to rounding adjustments.

Notice to the Market – IR 14/15

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, decreased by 0.8% until September 2015, as shown in the following table:

	Number of Customers / Agreements					Energy Sold (GWh)
	Sep-15	Sep-14	Var. %	3Q14	3Q14	Var. %	9M15	9M14	Var. %
Captive Market	4.391.770	4.291.924	2,3	5.809	5.870	(1,0)	18.032	17.932	0,6
Concessionaries and Licensees	6	6	-	187	190	(1,5)	569	548	3,8
Free Customers ¹	127	130	(2,3)	1.006	1122	(10,3)	3.058	3.362	(9,0)
Grid Market	4.391.903	4.292.060	2,3	7.002	7.182	(2,5)	21.659	21.842	(0,8)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

       Electricity Sales to Final Customers

Copel’s electricity sales to final customers, composed of Copel Distribuição's sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 0.2% in the first nine months of 2015.

The table below shows electricity sales by consumption segment:

Segment	Market			Energy Sold (GWh)
		3Q15	3Q14	Var. %	9M15	9M14	Var. %
Residential		1.656	1.753	(5,5)	5.239	5.425	(3,4)
	Total	2.749	2.765	(0,6)	8.126	8.048	1,0
Industrial	Captive	1.754	1.749	0,3	5.172	5.037	2,7
	Free	995	1.016	(2,1)	2.954	3.011	(1,9)
Commercial	Total	1.311	1.293	1,4	4.168	4.039	3,2
	Captive	1.308	1.290	1,4	4.159	4.030	3,2

	Total	3	3	-	9	9	-
Rural		505	495	2,1	1.708	1.681	1,6
Other		586	583	0,5	1.754	1.759	(0,3)
Energy Supply		6.807	6.889	(1,2)	20.995	20.952	0,2

*	Amounts subject to rounding adjustments.

Notice to the Market – IR 14/15

Total Energy Sold

Copel’s total energy sales, composed of the sales of Copel Distribuição, Copel Geração e Transmissão and Wind Farms, in all the markets, came to 33,113 GWh in 9M15, 1.6% up on the same period last year. The following table shows Copel’s total electricity sales:

	Number of Customers / Agreements					Energy Sold (GWh)
	Set/14	Sep-14	Var. %	3Q15	3Q14	Var. %	9M15	9M14	Var. %
Copel DIS
Captive Market	4.391.770	4.291.924	2,3	5.809	5.870	(1,0)	18.032	17.932	0,6
Concessionaries and Licensees	4	4	-	176	177	(0,6)	527	522	1,0
CCEE (MCP)	-	-	-	202	107	88,8	366	275	33,0
Total Copel DIS	4.391.774	4.326.974	1,5	6.187	6.154	0,5	18.925	18.729	1,0
Copel GeT
CCEAR (Copel DIS)	1	1	-	48	103	(53,2)	170	299	(43,2)
CCEAR (other concessionaries)	40	41	(2,4)	1.057	1.144	(7,6)	3.333	3.496	(4,7)
Free Customers	28	29	(3,4)	998	1.019	(2,0)	2.963	3.020	(1,9)
Bilateral Agreements ¹	52	32	62,5	1.683	1.816	(7,3)	5.085	5.534	(8,1)
CCEE (MCP) ²	-	-	-	139	429	(67,6)	1.807	1.498	20,7
Total Copel GeT	121	103	17,5	3.925	4.511	(13,0)	13.358	13.847	(3,5)
Copel Renováveis
CCEAR (other concessionaries)	112	-	-	212	-	-	564	-	-
CER	3	-	-	90	-	-	266	-	-
Total Copel Ren	115	-	-	302	-	-	830	-	-

Total Copel Consolidated	4.392.010	4.327.077	1,5	10.413	10.665	(2,4)	33.113	32.576	1,6
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Araucária Thermal Power Plant

     In addition, the energy dispatched by the Araucária Thermal Power Plant totaled 2,420 GWh between January and September 2015. All the energy generated by the plant is sold in the short-term market.

							GWh
TPP Araucária - UEGA	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var. % (1/3)	9M15 (4)	9M14 (5)	Var. % (4/5)
Own Generation¹	548	909	796	(31,2)	2.420	2.326	4,1
Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

Curitiba, October 29, 2015.

*	Amounts subject to rounding adjustments.

Luiz Eduardo da Vega Sebastiani
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 3, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.